SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVUITY, INC.

(Name of Subject Company)

INVUITY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Scott Flora

Interim President and Chief Executive Officer

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

(415) 665-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Invuity, Inc., a Delaware corporation (“Invuity” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Invuity. The address of Invuity’s principal executive office is 444 De Haro Street, San Francisco, CA 94107. The telephone number of Invuity’s principal executive office is (415) 665-2100.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of Invuity (the “Shares”). As of the close of business on September 17, 2018, there were (i) 24,085,279 Shares issued and outstanding, (ii) 1,721,599 Shares reserved for future issuance or otherwise deliverable under Invuity’s 2005 Stock Incentive Plan or 2015 Equity Incentive Plan, (iii) 2,544,722 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options, (iv) 917,512 Shares issuable upon or otherwise deliverable in connection with the vesting or settlement of restricted stock units, and (v) 235,415 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.

Item 2. Identity and Background of Filing Person.

Name and Address.

Invuity, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Invuity are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Accipiter Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Stryker with the Securities and Exchange Commission (the “SEC”) on September 24, 2018, pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of $7.40 per Share, in cash, without interest (the “Offer Price”), subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 10, 2018 (as such agreement may be amended from time to time in accordance therewith, the “Merger Agreement”), by and among Stryker, Purchaser and Invuity. The Merger Agreement provides, among other things, that as soon as practicable after the acceptance of the Shares in accordance with the Offer (such time of acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Invuity (the “Merger”), with Invuity continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Stryker (the “Surviving Corporation”).

The Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the Invuity stockholders upon the acquisition by Purchaser of a majority of the Shares that are then issued and outstanding. Invuity does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held by Invuity, Stryker or Purchaser or Shares with respect to which appraisal rights are properly exercised under Section 262 of the DGCL (“Dissenting Shares”)) will be converted into the right to receive the Offer Price (in the aggregate, the “Merger Consideration”), without interest thereon and subject to any applicable withholding of taxes. As a result of the Merger, Invuity will cease to be a publicly traded company and will become a wholly-owned subsidiary of Stryker.

The Offer and withdrawal rights will expire at 12:00 midnight Eastern Time at the end of the day on October 22, 2018, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Purchaser and Stryker are located at 2825 Airview Boulevard, Kalamazoo, MI 49002, and the telephone number of their principal executive offices is (269) 385-2600.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or the investor relations section of Invuity’s website at investors.invuity.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, to the knowledge of Invuity, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Invuity or any of its affiliates and (i) any of Invuity’s executive officers, directors or affiliates or (ii) Purchaser or Stryker or any of their respective executive officers, directors or affiliates.

Arrangements with Purchaser, Stryker and Certain of Their Affiliates.

Merger Agreement.

On September 10, 2018, Invuity, Stryker and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the section titled “The Tender Offer—Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions—The Merger Agreement” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be categorical statements of fact but, rather, as a way of allocating the risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Merger Agreement and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Stryker, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Stryker or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Invuity, Purchaser, Stryker or any of their respective subsidiaries or affiliates. Factual disclosures about Invuity contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement.

Stryker and Invuity entered into a Confidentiality Agreement (the “Confidentiality Agreement”) on July 31, 2018, pursuant to which the parties agreed, subject to certain exceptions, to keep confidential certain non-public information of Invuity provided to Stryker. Pursuant to the Confidentiality Agreement, Stryker also agreed to customary standstill provisions (the “Standstill Provisions”) for a period of one year following the date of the Confidentiality Agreement, including agreements by Stryker not to (i) acquire, directly or indirectly, any beneficial ownership of securities of Invuity or any derivative of any security of Invuity, (ii) seek or publicly propose or offer to effect any merger or other business combination transaction with respect to Invuity, (iii) attempt to change, control or influence, the board of directors, management or business of Invuity, (iv) make any public announcement with respect to these Standstill Provisions or (v) induce any other person or group to initiate any of the actions or transactions referred to in the preceding clauses (i) through (iv). The Standstill Provisions will cease to be effective if any person commences a tender or exchange offer that, if consummated, would make such person the beneficial owner of 50% or more of Invuity’s equity securities, or if Invuity enters into a definitive agreement with a third party that would result in the acquisition of at least 50% of Invuity’s outstanding equity securities.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

Stryker and Invuity entered into a letter agreement (the “Exclusivity Agreement”) on August 8, 2018, which set forth certain terms on which Stryker and Invuity would conduct negotiations regarding the potential business combination that resulted in the execution of the Merger Agreement. The Exclusivity Agreement provided for an exclusivity period that would terminate at 11:59 p.m. Eastern Time on September 7, 2018. On September 7, 2018, Stryker and Invuity entered into a second letter agreement (the “Extension Agreement”) to extend the exclusivity period until 11:59 p.m. Eastern Time on September 10, 2018.

The Exclusivity Agreement required that Invuity not, and not permit any Invuity representative to, (i) initiate or solicit, or knowingly facilitate or encourage any inquiries, discussions or proposals regarding an Alternative Transaction (as defined in the Exclusivity Agreement), (ii) continue or participate in negotiations or discussions with respect to an Alternative Transaction, or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, an Alternative Transaction.

The Exclusivity Agreement also provided that to the extent permitted under any legal or contractual obligation or duty of confidentiality to which Invuity is bound or subject, Invuity shall notify Stryker of any proposal it receives regarding an Alternative Transaction within one (1) business day of receipt of any such proposal and shall include in such notice the identity of the person or group of persons involved as well as the material terms of such proposal.

The foregoing summary description of the Exclusivity Agreement and Extension Agreement is qualified in its entirety by reference to the Exclusivity Agreement and Extension Agreement, which are filed as Exhibit (e)(3) and Exhibit (e)(4) to this Schedule 14D-9 respectively and are incorporated herein by reference.

Tender Agreements.

Concurrently with the execution of the Merger Agreement on September 10, 2018, Stryker and Purchaser entered into the Tender Agreements with certain directors and executive officers of Invuity (the “Tendering Stockholders”), pursuant to which each of the Tendering Stockholders agreed during the term of his, her or its respective Tender Agreement, among other things:

(i) to as soon as practicable (and, in any event, not later than five (5) business days following commencement of the Offer) validly tender or cause to be tendered all outstanding Shares owned by the Tendering Stockholder, and not to withdraw such Shares so tendered unless the Offer is terminated; and

(ii) to certain restrictions on directly or indirectly selling, transferring, assigning, pledging, hypothecating, tendering, encumbering or otherwise disposing of or limiting his, her or its right to vote any such Shares prior to termination of the Tender Agreement.

Each of the Tender Agreements terminates upon the earlier of: (a) the day after the Merger is consummated, (b) March 10, 2019, (c) the date of any modification, waiver or amendment to the Merger Agreement or the Offer in a manner that (i) reduces the amount, or changes the form of the consideration payable to the Tendering Stockholder, (ii) imposes additional material restrictions on or additional conditions on the payment of any such consideration to any Invuity stockholders, (iii) imposes any additional material restrictions or obligations on the Tendering Stockholder or (iv) otherwise amends the Merger Agreement in a manner adverse to the Tendering Stockholder relative to Invuity’s other stockholders (excluding any amendments affecting directors, officers or employees of Invuity or its subsidiaries in their capacities as such who are stockholders of Invuity) or (d) the termination of the Merger Agreement pursuant to its terms and, if due in connection therewith, payment in full of a termination fee.

The Tendering Stockholders beneficially own and are entitled to vote approximately 1.7% of outstanding Shares in the aggregate as of September 17, 2018.

The foregoing summary description of the Tender Agreements is qualified in its entirety by reference to the form of Tender Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of Invuity.

Interests of Certain Persons.

The executive officers of Invuity and the members of Invuity’s board of directors (the “Board”) may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Invuity’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.

Consideration for Shares. If Invuity’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other holders of Shares. As of September 17, 2018, Invuity’s directors and executive officers (and their affiliates) owned 410,785 Shares in the aggregate (excluding Company Options and Company RSUs (as such terms are defined below)). If the directors and executive officers (and their affiliates) were to tender and not withdraw all of their Shares outstanding as of September 17, 2018, pursuant to the Offer and those Shares were accepted for purchase and purchased by Stryker, the directors and executive officers (and their affiliates) would receive an aggregate of approximately $3,039,800 in cash on the basis of such Shares.

The following table sets forth the approximate amount of the Merger Consideration that each of Invuity’s directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on October 23, 2018 and that each individual receives the full consideration for all of the individual’s Shares. The information in the following table assumes that all listed Shares remain outstanding until immediately prior to October 23, 2018 and that no additional Shares will be granted to such individuals.

Name	Number of Shares Owned(1)	Cash Consideration for Owned Shares ($)(2)
Directors
Eric Roberts	163,795	1,212,083.00
Randall A. Lipps(3)	71,174	526,687.60
Gregory T. Lucier(4)	117,464	869,233.60
William M. Burke	12,800	94,720.00
Daniel Wolterman	0	0
Executive Officers
Scott Flora*	25,281	187,079.40
James Mackaness	9,599	71,032.60
Douglas Heigel	6,497	48,077.80
Steve Annen	4,175	30,895.00
Hisham Shiblaq	0	0

*	Mr. Flora is both a director and an executive officer.
(1)	Based on the number of Shares owned as of September 17, 2018.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $7.40.
(3)	Includes Shares held by Lipps Family Ventures, of which Mr. Lipps is a manager.
(4)	Includes Shares held by RiverRoad Capital Partners, LLC, of which the Mr. Lucier is a managing member.

Consideration for Company Options. As of September 17, 2018, Invuity’s directors and executive officers held outstanding options to purchase 911,097 Shares under Invuity’s 2005 Stock Option Plan (the “2005 Plan”) and Invuity’s 2015 Equity Incentive Plan (the “2015 Plan”) in the aggregate with exercise prices ranging from $3.15 to $15.91 (each, a “Company Option” and, collectively, the “Company Options”).

Under the terms of the Merger Agreement, at least twenty-four (24) hours prior to the Effective Time, each Company Option that is outstanding at such time will vest with respect to time-based vesting in full and with respect to performance-based vesting assuming performance metrics are achieved at target, to the extent not already vested. At the Effective Time, each then-outstanding Company Option will be canceled and will immediately cease to be outstanding, with the holder of such Company Option becoming entitled to receive an amount in cash equal to (1) the number of Shares subject to such Company Option multiplied by (2) the excess (if any) of the Offer Price over the per Share exercise price applicable to the Company Option (the “Option

Consideration”). No consideration will be paid with respect to any Company Option that has a per-Share exercise price that is greater than or equal to the Offer Price. Payments, if any, with respect to the Company Options will be net of applicable taxes withheld in accordance with the Merger Agreement and without interest.

The following table sets forth the approximate amount of the Option Consideration that each of Invuity’s directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on October 23, 2018 and that each individual receives the full Option Consideration for all of the individual’s Company Options. The information in the following table assumes that all listed Company Options remain outstanding until immediately prior to October 23, 2018 and that no additional Company Options will be granted to such individuals.

Name	Shares Subject to Outstanding Company Options(1)	Option Consideration for Company Options($)(2)(3)
Directors
Eric Roberts	39,710	73,117.00
Randall A. Lipps	33,008	81,846.50
Gregory T. Lucier	57,602	177,871.00
William M. Burke	87,273	73,117.00
Daniel Wolterman	0	0
Executive Officers
Scott Flora*	10,405	1,260.00
James Mackaness	281,777	272,970.00
Douglas Heigel	207,222	512,810.00
Steve Annen	159,100	143,990.00
Hisham Shiblaq	35,000	0

*	Mr. Flora is both a director and an executive officer.
(1)	Number shown is the number of Shares subject to outstanding Company Options (whether vested or unvested) as of September 17, 2018.
(2)

Calculated based on (i) the number of Shares subject to Company Options as of September 17, 2018, multiplied by (ii) the excess (if any) of the Offer Price over the per Share exercise price applicable to the Company Options.

(3)

The value of Option Consideration for the Company Options held by the executive officers assumes acceleration of the time-based vesting of each Company Option and acceleration at target for the performance-based vesting of each Company Option, as of immediately prior to the Effective Time.

Consideration for Company RSUs. As of September 17, 2018, Invuity’s directors and executive officers held 493,537 Shares of unvested restricted stock units under the 2015 Plan (each, a “Company RSU” and, collectively, the “Company RSUs”).

Under the terms of the Merger Agreement, at the Effective Time, each Company RSU that is unvested and outstanding immediately prior to the completion of the Offer will vest in full to the extent not already vested. At the Effective Time of the Merger, each then-outstanding Company RSU will be canceled, with the holder of such Company RSU becoming entitled to receive an amount in cash equal to the Offer Price. Payments, if any, with respect to the Company RSUs will be net of applicable taxes withheld in accordance with the Merger Agreement and without interest (the “RSU Consideration”).

The following table sets forth the approximate amount of the RSU Consideration that each of Invuity’s directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on October 23, 2018 and that each individual receives the full RSU Consideration for all of the individual’s Company RSUs. The information in the following table assumes that all listed Company RSUs remain outstanding until immediately prior to October 23, 2018 and that no additional Company RSUs will be granted to such individuals.

Name	Number of Shares of Company RSUs Held(1)	RSU Consideration for Company RSUs ($)(2)
Directors
Eric Roberts	34,246	253,420.40
Randall A. Lipps	52,231	386,509.40
Gregory T. Lucier	52,231	386,509.40
William M. Burke	52,231	386,509.40
Daniel Wolterman	49,126	363,532.40
Executive Officers
Scott Flora*	111,922	828,222.80
James Mackaness	43,800	324,120.00
Douglas Heigel	44,625	330,225.00
Steve Annen	28,125	208,125.00
Hisham Shiblaq	25,000	185,000.00

*	Mr. Flora is both a director and an executive officer.
(1)	Based on the number of Shares of Company RSUs owned as of September 17, 2018.
(2)	Calculated based on (i) the number of owned Shares of Company RSUs held, multiplied by (ii) $7.40.

Treatment of Equity Awards held by Directors and Executive Officers. As discussed above, all Company Options and Company RSUs held by Invuity’s directors and executive officers will be canceled in exchange for the Option Consideration and RSU Consideration, as applicable, and payable as described above. In addition, Invuity’s executive officers and the members of its Board are eligible to receive the following:

•

James Mackaness entered into an Executive Change of Control Agreement with Invuity, pursuant to which if, during the pendency of a Change of Control Period (as defined below), (1) Mr. Mackaness’ employment is terminated by Invuity for any reason other than due to Disability (as defined below) or for Cause (as defined below) or (2) Mr. Mackaness resigns for Good Reason (as defined below), Mr. Mackaness is entitled to accelerated vesting of 100% of his outstanding equity awards (with performance-based awards vesting 100% based on achievement of target levels of performance). See “—Employment Arrangements with Invuity” below for an additional description;

•

Douglas Heigel entered into an Executive Change of Control Agreement with Invuity, pursuant to which if, during the pendency of a Change of Control Period (as defined below), (1) Mr. Heigel employment is terminated by Invuity for any reason other than due to Disability (as defined below) or for Cause (as defined below) or (2) Mr. Heigel resigns for Good Reason (as defined below), Mr. Heigel is entitled to accelerated vesting of 100% of his outstanding equity awards (with performance-based awards vesting 100% based on achievement of target levels of performance). See “—Employment Arrangements with Invuity” below for an additional description;

•

Steve Annen entered into an Executive Change of Control Agreement with Invuity, pursuant to which if, during the pendency of a Change of Control Period (as defined below), (1) Mr. Annen’s employment is terminated by Invuity for any reason other than due to Disability (as defined below) or for Cause (as defined below) or (2) Mr. Annen resigns for Good Reason (as defined below), Mr. Annen is entitled to accelerated vesting of 100% of outstanding equity awards (with performance-based awards vesting 100% based on achievement of target levels of performance). See “—Employment Arrangements with Invuity” below for an additional description;

•

Hisham Shiblaq entered into an Executive Change of Control Agreement (as amended) with Invuity, pursuant to which if, during the pendency of a Change of Control Period (as defined below), (1) Mr. Shiblaq’s employment is terminated by Invuity for any reason other than due to Disability (as defined below) or for Cause (as defined below) or (2) Mr. Shiblaq resigns for Good Reason (as defined below), Mr. Shiblaq is entitled to accelerated vesting of 100% of outstanding equity awards (with performance-based awards vesting 100% based on achievement of target levels of performance). See “—Employment Arrangements with Invuity” below for an additional description; and

•

The vesting of each Company Option and Company RSU, including such Company Options and Company RSUs held by Invuity’s executive officers and the members of the Board, will become fully vested as of immediately prior to the Effective Time pursuant to the terms of the Merger Agreement, as described above.

Employment Arrangements with Invuity.

Scott Flora.

On March 6, 2018, Invuity entered into an Employment Agreement with Scott Flora as Invuity’s Interim President and Chief Executive Officer (the “Flora Agreement”).

Pursuant to the Flora Agreement, which commenced on March 1, 2018 (the “Flora Transition Date”), Mr. Flora is eligible to receive an annual base salary of $526,000 and an annual bonus with a target level of 93.16% of his base salary ($490,000 for 2018), subject to achieving Invuity’s performance goals. Pursuant to the Flora Agreement, Mr. Flora received a grant of Company RSUs with a grant date value of $150,000, which will vest in full on the first anniversary of the Flora Transition Date subject to Mr. Flora continuing to be a service provider through such date. Mr. Flora will be entitled to participate in executive benefit plans and programs of Invuity, if any, on the same terms and conditions as other senior executives of Invuity.

The foregoing summary description of the Flora Agreement is qualified in its entirety by reference to the Flora Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Executive Change of Control Agreements and Executive Severance Agreements with Invuity.

On May 10, 2016, January 12, 2017, June 24, 2016 and May 1, 2018, James Mackaness, Douglas Heigel, Steve Annen and Hisham Shiblaq, respectively, each entered into an Executive Change of Control Agreement and an Executive Severance Agreement with Invuity. Hisham Shiblaq’s Executive Change of Control Agreement was amended on August 8, 2018. The Executive Change of Control Agreements and Executive Severance Agreements together replace and supersede each executive’s prior employment agreement with Invuity.

Under each executive’s Executive Change of Control Agreement, if during the pendency of a Change of Control Period (as defined below), (1) the executive’s employment is terminated by Invuity for any reason other than due to Disability (as defined below) or for Cause (as defined below) or (2) the executive resigns for Good Reason (as defined below), the executive is entitled to the following severance benefits:

•	a lump sum payment equal to 18 months of his highest annualized base salary;

•	a lump sum bonus payment equal to 150% of the higher of his target bonus as in effect for the fiscal year in which (1) the Change of Control (as defined below) occurs or (2) his termination occurs;

•	reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for him and eligible dependents for up to 18 months; and

•	accelerated vesting of 100% of outstanding equity awards (with performance-based awards vesting 100% based on achievement of target levels of performance).

Under each executive’s Executive Severance Agreement, if outside of a Change of Control Period (as defined below) (1) the executive’s employment is terminated by Invuity for any reason other than due to his death, Disability (as defined below) or for Cause (as defined below) or (2) the executive resigns for Good Reason (as defined below), he generally is entitled to the following severance benefits:

•	continuing payments of severance pay for nine months at a rate equal to his highest annualized base salary rate in effect during the prior nine month period; and

•	reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for him and his eligible dependents for up to nine months.

Pursuant to each executive’s Executive Change of Control Agreement and Executive Severance Agreement, in the event any payment to the executive pursuant to these arrangements or otherwise would constitute an “excess parachute payment,” subject to the excise tax imposed by Section 4999 of the Code, the benefits payable either will be delivered in full, or delivered as to such lesser extent which would result in no portion of such benefits being subject to excise tax under Code Section 4999, whichever produces the better after-tax result for the executive.

“Cause” generally is defined in the Executive Change of Control and Executive Severance Agreements as the occurrence of any of the following events, as determined by the Board or a committee designated by the Board, in its sole discretion: (1) the executive’s conviction of, or plea of nolo contendere to, any felony; (2) the executive’s commission of any act of fraud with respect to Invuity; (3) any intentional misconduct by the executive that has a materially adverse effect upon Invuity’s business; (4) a breach by the executive of any of the executive’s fiduciary obligations as an officer of Invuity; or (5) the executive’s willful misconduct or gross negligence in performance of his duties, including his refusal to comply in any material respect with the legal directives of the Board so long as such directives are not inconsistent with his position and duties.

“Change of Control” generally is defined in the Executive Change of Control and Executive Severance Agreements as the occurrence of any of the following:

•

A change in the ownership of Invuity which occurs on the date that any individual, entity or group (within the meaning of sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) (“Person”), acquires ownership of the stock of Invuity that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of Invuity;

•

A change in the effective control of Invuity which occurs on the date that a majority of members of the Board is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

•	Any Person acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) all or substantially all of the Invuity’s assets.

The consummation of the Merger will constitute a Change of Control under the Executive Change of Control and Executive Severance Agreements.

“Change of Control Period” generally is defined in the Executive Change of Control and Executive Severance Agreements as the period commencing 3 months prior to and 12 months following a Change of Control.

“Good Reason” generally is defined in the Executive Change of Control and Executive Severance Agreements as the executive’s resignation following the occurrence of one or more of the following, without the executive’s express written consent: (1) a material reduction in job duties, responsibilities and requirements inconsistent with the executive’s position with Invuity and the executive’s prior duties, responsibilities and requirements in effect prior to (i) with respect to the Executive Change of Control and Executive Severance Agreements of Mr. Mackaness, such reduction, (ii) with respect to the Executive Severance Agreements of Messrs. Heigel, Annen and Shiblaq, as of the start date of the executive’s employment with Invuity, and (iii) with respect to the Executive Change of Control Agreements of Messrs. Heigel, Annen and Shiblaq, the date of the Change of Control, provided, however, with respect to the Executive Change of Control and Executive Severance Agreements of Messrs. Heigel, Annen and Shiblaq, that neither a change in the identity, title or role of the person to whom the executive reports, nor a change in duties, responsibilities and requirements that results from the growth of Invuity will constitute “Good Reason”; (2) a material reduction of the executive’s total cash compensation; or (3) the executive’s refusal to relocate the principal place for performance of Invuity duties to a location more than 50 miles from Invuity’s then-present location.

“Disability” generally is defined in the Executive Change of Control and Executive Severance Agreements as the executive’s inability to perform his or her duties as the result of his or her incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement or 180 days in any consecutive 12 month period, is determined to be total and permanent by a physician selected by Invuity or its insurers and acceptable to executive or executive’s legal representative.

The foregoing summary description of the executives’ Executive Change of Control Agreements and Executive Severance Agreements is qualified in its entirety by reference to each of the executives’ agreements, which are filed as Exhibit (e)(7), Exhibit (e)(8), Exhibit (e)(9), Exhibit (e)(10), Exhibit (e)(11), Exhibit (e)(12), Exhibit (e)(13), Exhibit (e)(14) and Exhibit (e)(15) to this Schedule 14D-9 and are incorporated herein by reference.

Bonus Arrangements with Invuity.

Hisham Shiblaq.

Invuity adopted a performance bonus arrangement for Hisham Shiblaq for 2018, pursuant to which Mr. Shiblaq will be eligible to receive a performance bonus of up to $125,000 immediately prior to the Effective Time, subject to Invuity’s achievement of certain third quarter total revenue targets and certain employees remaining with Invuity through the Effective Time.

Retention Arrangements with Stryker.

As of the date hereof, Stryker and Invuity have not entered into any agreement, arrangement or understanding with any members of Invuity’s management team regarding employment or consultancy with Stryker or the Surviving Corporation. Stryker Instruments, a subsidiary of Stryker, has offered retention packages to Scott Flora, James Mackaness, Douglas Heigel, Hisham Shiblaq and Steven Annen that include payments totaling approximately $1,555,000 in the aggregate. If entered into, the retention agreements require (1) each executive to complete a specified period of employment with Stryker Instruments that vary in length by executive, (2) the successful completion of goals and objectives, if any, set forth in the agreements, (3) execution of Stryker’s standard non-competition agreement, and (4) the waiving of any rights under such executive’s Executive Change of Control Agreement and Executive Severance Agreement. Each executive officer subject to a retention agreement will be given the opportunity to terminate his or her employment and receive certain change-of-control severance payments and benefits upon the conclusion of the applicable retention period. Additionally, Stryker has offered, and may offer, retention packages to employees other than executive officers. There can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the consummation of the Merger.

Employee Matters Following the Effective Time.

The Merger Agreement provides that, for a period of 12 months following the Effective Time, Stryker, the Surviving Corporation, or any of their respective affiliates will provide to each employee of Invuity who is employed by Invuity as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation or any affiliate thereof (each, a “Continuing Employee”), (i) an annual base salary, at least equal to the annual base salary, provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash bonus or incentive opportunities that are no less favorable than the cash bonus or incentive opportunities provided to similarly situated employees of Stryker and its affiliates, and (iii) employee benefits that are no less favorable (in the aggregate) to the employee benefits (including severance benefits but excluding for such purposes any equity or equity-related awards, transaction or change-in-control bonuses and benefits, and any defined benefit pension benefits) provided to similarly situated employees of Stryker and its affiliates; provided, however, that during a period of six (6) months following the Effective Time, the Surviving Corporation or any of their respective affiliates may, in their discretion provide each Continuing Employee with employee benefits that are no less favorable (in the aggregate) to the employee benefits (including severance benefits but excluding for such purposes any equity or equity-related awards, transaction and change-in-control bonuses and benefits, and any defined benefit pension benefits) provided to such Continuing Employees immediately prior to the Effective Time.

Each Continuing Employee will, as of the Effective Time, receive full credit for service with Invuity prior to the Effective Time (i) for determining eligibility to participate and vesting under the employee benefit plans, programs and policies of Stryker, the Surviving Corporation or any of their respective affiliates in which such Continuing Employee becomes a participant (excluding, for the avoidance of doubt, with respect to any equity or equity-related awards, transaction and change in control benefits, or defined benefit pension benefits), subject to the terms and conditions of such employee benefit plans, programs, and policies; provided, however, that no Continuing Employee will receive duplication of any benefits for the same period of service and (ii) for purposes of determining the amount of benefits under the employee benefit plans, programs, and policies of Stryker, the Surviving Corporation or any of their respective affiliates that provide for severance, paid-time off and vacation in which such Continuing Employee becomes a participant.

With respect to each health or welfare benefit plan maintained by Stryker, the Surviving Corporation or any of their respective affiliates for the benefit of Continuing Employees (including any medical, dental, pharmaceutical or vision benefit plans), Stryker will, subject to the terms and conditions of the applicable health or welfare benefit plan, (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements or required physical examinations, actively-at-work requirements and the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of Invuity immediately prior to the Effective Time and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid (or otherwise deemed paid) by such Continuing Employee under any similar Invuity benefit plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Stryker, the Surviving Corporation or any of their respective affiliates, as applicable, for the plan year in which the Effective Time occurs; provided, however, that Stryker’s obligations under this clause (ii) will be subject to its receipt of all necessary information, from either Invuity or such Continuing Employee, related to such amounts paid by such Continuing Employee.

If Invuity’s 401(k) Plan terminates prior to the scheduled expiration date of the Offer pursuant to the Merger Agreement, each Continuing Employee who is a participant in Invuity’s 401(k) Plan will be allowed to participate, effective as of the Effective Time, in a tax qualified plan which includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code that is sponsored by Stryker or an affiliate of Stryker (the “Stryker 401(k) Plan”). In the event that Invuity’s 401(k) Plan terminates in accordance with the foregoing sentence, Stryker will, or will cause an Affiliate to, take all actions reasonably necessary so that the Stryker 401(k) Plan will accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans to the extent administratively practicable) from Invuity’s 401(k) Plan and Stryker (or its affiliate) will thereafter maintain such loan under the Stryker 401(k) Plan.

Invuity has disclosed that it may adopt a broad-based change in control severance plan for its non-executive employees (the “Non-Executive Severance Plan”). The Non-Executive Severance Plan, if adopted, will provide that, in the event Invuity terminates a non-executive employee’s employment other than for “Cause” or a non-executive employee resigns for ”Good Reason” (in each case, as such terms are defined in the Non-Executive Severance Plan), in either case within the period that is three (3) months prior to or twelve (12) months following the Effective Time, such employee will be entitled to (i) if such employee is at the level of Vice President, 100% vesting acceleration of any unvested and outstanding Invuity equity awards, and (ii) for all non-executive employees, a lump sum payment of the employee’s then-current base salary and pro-rata portion of his or her target bonus and, subject to the employee enrolling for continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended, continued payment of the cost of the employer portion of the premium for such coverage (based on the employee’s elections in place as of the date of termination) in amounts and periods ranging from three (3) to twelve (12) months dependent upon the employee’s level.

Pursuant to the Merger Agreement, the Board may approve the payment of bonuses at target to Invuity employees under Invuity’s 2018 Bonus Plan pursuant to such terms and conditions as will be determined by the Board, which will amount to no more than $2,150,000 in the aggregate. Invuity may also accelerate the vesting of all unvested account balances under Invuity’s 401(k) Plan immediately prior to the closing of the Merger.

As of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Invuity,” no members of Invuity’s current management have entered into any agreement, arrangement, or understanding with Stryker or its affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Invuity,” no discussions have occurred between members of Invuity’s current management and representatives of Stryker or its affiliates with respect to any such agreement, arrangement, or understanding. Although it is possible that certain other members of Invuity’s current management team will enter into arrangements with Stryker or its affiliates regarding employment with, and the right to purchase or participate in the equity of, Stryker, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach an agreement.

Indemnification; Directors’ and Officers’ Insurance.

Invuity has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to limit the liability of its directors and to indemnify its directors and officers to the fullest extent under the DGCL, subject to specified limitations. Invuity also has entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(16) hereto and herein incorporated by reference.

Under the Merger Agreement, Stryker has agreed to, and shall cause the Surviving Corporation to, for a period of six years after the Effective Time, maintain any rights to indemnification or exculpation in favor of the directors or officers of Invuity (the “Indemnified Parties”) as provided in their respective organizational documents or certain other agreements disclosed to Stryker, with respect to matters occurring at or prior to the Effective Time (including the Offer and the Merger) to the fullest extent that the Surviving Corporation is permitted by law.

Stryker has also agreed to cause to be maintained in effect for no less than six years from the Effective Time the existing policies of directors’ and officers’ liability insurance maintained by Invuity, so long as the premium therefor would not be in excess of 300% of the last annual premium paid prior to the Effective Time (the “Maximum Premium”). Under the Merger Agreement, Invuity may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement” with an annual premium not in excess of the Maximum Premium. Prior to purchasing a Reporting Tail Endorsement, Invuity will provide Stryker with an opportunity to arrange for the purchase of alternative coverage on terms and conditions no less advantageous to the Indemnified Parties.

If Stryker or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into another entity and is not the continuing or surviving entity, or transfers all or substantially all of its properties and assets, provision will be made so that the successors or assigns of Stryker or the Surviving Corporation assume the insurance and indemnification obligations described above.

Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Effective Time, Invuity must take all such actions as may be reasonably necessary or advisable to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Invuity immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law. The Board, through duly adopted resolutions, took such actions at a meeting on September 10, 2018.

Rule 14d-10(d) Matters.

The Merger Agreement provides that, prior to the date of the Merger Agreement, Invuity, acting through the Compensation Committee of the Board, had taken such actions as may be required to cause all employment compensation, severance, and employee benefit agreements and arrangements entered into by Invuity or contemplated under the Merger Agreement with any of their respective officers, directors or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(1) promulgated under the Exchange Act. The compensation committee of the Board, through duly adopted resolutions, took such actions at a meeting on September 10, 2018.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

On September 10, 2018, the Board (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of, Invuity and its stockholders, (b) approved and declared advisable the Merger Agreement, the Offer and the Merger, (c) resolved that, subject to the terms and conditions of the Merger Agreement, the Merger will be effected in accordance with Section 251(h) of the DGCL and (d) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board recommends that Invuity’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A copy of the letter to Invuity’s stockholders, dated September 24, 2018, communicating the recommendation of the Board, is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background.

The following chronology, among other things, summarizes the key meetings and events that led to the signing of the Merger Agreement on September 10, 2018. This chronology does not purport to reflect every conversation held by Invuity or any other parties with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”).

As part of the ongoing management and oversight of Invuity’s business, the Board and Invuity management routinely evaluate Invuity’s business alternatives and strategic opportunities to enhance value for Invuity’s stockholders. These evaluations include discussions as to whether the continued execution of Invuity’s strategy as a standalone company or the possible sale of Invuity to a third party offered the best avenue to maximize stockholder value, and the potential benefits and risks of either such course of action.

In February 2018, following the resignation of Phillip Sawyer as Invuity’s Chief Executive Officer and a member of its Board, Scott Flora, who had been serving as a member of the Board since 2017, became Invuity’s interim Chief Executive Officer. Shortly after Mr. Flora began to serve in such capacity, he engaged in several discussions with the Board pursuant to which Mr. Flora and the members of the Compensation Committee expected that Mr. Flora would be provided with a severance package, including severance in connection with a change of control of Invuity, on terms substantially similar to those that had been granted to Mr. Sawyer. Over the course of the following several months, representatives of Invuity’s management, members of the Compensation Committee and representatives of Wilson, Sonsini, Goodrich & Rosati P.C. (“WSGR”), Invuity’s outside legal counsel, engaged in intermittent discussions concerning such severance and when the Compensation Committee would consider the terms thereof, though no specific actions were taken with respect thereto.

At a meeting of the Board on April 23, 2018, the Board, as part of a larger exploration of alternative strategies for improving Invuity’s financial position, discussed the possibility of entering into a commercial partnership arrangement with Stryker in connection with its orthopaedics products, and the Board directed Mr. Flora to contact Stryker about such a possibility.

On May 18, 2018, Mr. Flora received a message from Dylan Crotty, who at the time was Stryker’s Vice President & General Manager, Surgical. Mr. Crotty requested the opportunity to set up a phone call to introduce himself. Mr. Flora and Mr. Crotty thereafter spoke and agreed to meet in person on June 13, 2018, when both parties were scheduled to be in Chicago, Illinois.

On June 13, 2018, Mr. Flora met with Mr. Crotty and Derek Nelson, Stryker’s Senior Manager, Business Development, Surgical, in Chicago. At this meeting, Mr. Crotty spoke positively of Invuity’s current operating plan, indicated that Invuity could be an attractive acquisition target for Stryker and noted that Stryker would be interested in having discussions about such a possibility. Mr. Flora stated that Invuity was not presently planning to sell itself and was committed to executing its operating plan. Mr. Flora and Mr. Crotty then discussed potential commercial collaborations between Stryker and Invuity and agreed to meet again later in the summer.

On July 12, 2018, Mr. Crotty sent an email to Mr. Flora requesting a phone conversation, which took place later that day. During that conversation, Mr. Crotty informed Mr. Flora of certain pending personnel changes at Stryker, including his own promotion to President of Stryker’s Instruments division, observed that that the impending changes would impact certain strategic decisions being made at Stryker, and told Mr. Flora that Stryker would be sending a written proposal to acquire Invuity. Immediately following this conversation, Invuity received a written indication of interest from Stryker stating that it would be willing to acquire Invuity for a price of $6.25 per share, which represented a premium of 58% to Invuity’s then-current share price and an 84% premium to Invuity’s volume-weighted average trading price for the preceding 90 days. The indication of interest also stated that, in order to negotiate a definitive agreement with respect to such a sale, Stryker would require Invuity to agree to an exclusive period of negotiation (which Stryker proposed would be 60 days in length, with an additional 15 day extension in the event a transaction was still being negotiated). Mr. Crotty also included a draft confidentiality agreement which did not include a standstill provision.

Following receipt of Stryker’s written indication of interest, Mr. Flora informed Greg Lucier, Chairman of Invuity’s Board, of his conversation with Mr. Crotty and discussed how best to address Stryker’s proposal. Mr. Flora and Mr. Lucier agreed that this matter was best discussed at the Board’s next regularly scheduled meeting, which was scheduled to occur on July 17, 2018.

Following his conversation with Mr. Lucier, Mr. Flora contacted Mr. Crotty and informed him that Invuity’s Board would be meeting to discuss Stryker’s offer, and that Invuity would need a reasonable amount of time in order to consider the proposal.

In addition, following the meeting of the Board on July 12, 2018, Mr. Flora had several discussions with other representatives of Invuity management and members of the Board about Invuity engaging a financial advisor. Following these discussions, Mr. Flora contacted a representative of Moelis & Company LLC (“Moelis”), with whom Mr. Flora and certain members of the Board had prior experience and who had significant expertise representing companies in the medical technology industry, regarding a potential engagement in connection with a possible sale of Invuity.

On July 17, 2018, the Board held a regularly scheduled meeting, with representatives of Moelis and WSGR in attendance. At this meeting, the Board discussed the offer from Stryker. Representatives of WSGR reviewed the fiduciary duties of the directors and the legal standard for judicial review of a potential acquisition transaction. In addition, representatives of Moelis made a presentation to the Board regarding a potential engagement as a financial advisor in connection with a sale of Invuity. Moelis then left the meeting, and the Board discussed the Moelis presentation.

On July 18, 2018, Mr. Flora notified representatives of Moelis that he expected the Board would approve engaging Moelis in connection with a potential transaction, subject to the successful negotiation of a written engagement letter. Moelis executed a customary non-disclosure agreement with Invuity, Moelis having previously cleared conflicts on July 13, 2018.

Also on July 18, 2018, Invuity’s Compensation Committee held a regularly scheduled meeting, at which the members of the Compensation Committee discussed the fact that despite the prior conversations between Mr. Flora and the Board with respect to Mr. Flora’s expected severance arrangements, no such arrangements were yet in place, and that, in light of Stryker’s proposal, the Compensation Committee should begin a more serious consideration of such arrangements. As a result, the members of the Compensation Committee decided to engage a compensation consultant to provide the committee with information on typical severance arrangements for someone in Mr. Flora’s position and not inconsistent with the Board’s prior discussions with Mr. Flora.

Over the course of the following week, Mr. Flora and Mr. Crotty had several conversations in which Mr. Flora assured Mr. Crotty that Invuity was working to appropriately evaluate Stryker’s proposal. On July 20, 2018, Mr. Crotty informed Mr. Flora that if Invuity was unable to move at a quicker pace, accept Stryker’s proposal immediately and enter into an exclusivity agreement, Stryker would be unable to continue to engage with Invuity in connection with a potential transaction. Mr. Lucier and Spencer Stiles, who at the time was the President, Instruments at Stryker, had a conversation to discuss Invuity’s perspective that it would not be able to accept or reject any proposal before Invuity had the ability to thoroughly analyze both the proposal and Invuity’s potential alternatives with the assistance of legal and financial advisors.

On July 26, 2018, the Board convened a special meeting in order to discuss Stryker’s proposal, with representatives of Moelis and WSGR in attendance. At the meeting, members of Invuity management reviewed Invuity’s long range plan with the Board, and all directors engaged in a discussion of Invuity’s prospects as a standalone company. Representatives of Moelis made a presentation to the Board, including a preliminary financial analysis of Invuity, a review of the proposal from Stryker and an overview of the process and considerations of a potential acquisition. Additionally, representatives of Moelis reviewed and discussed with the Board the various strategic options available to Invuity, including potentially rejecting Stryker’s proposal and continuing as a standalone company, rejecting or delaying discussions with Stryker and reaching out to other potential acquirors, or moving forward with discussions with Stryker. Representatives of Moelis and WSGR advised the Board that, in any event, Invuity should enter into a customary non-disclosure agreement with Stryker, which agreement should include a customary standstill provision. The Board and representatives of

Moelis and WSGR thereafter engaged in a discussion of the options available to Invuity; the Board determined that while Stryker’s proposal of $6.25 per share was insufficient to accept or to justify entering into exclusive negotiations, it was sufficient to warrant continuing to engage with Stryker with respect to a potential transaction. In addition, the Board instructed Moelis to begin a process of contacting other potential acquirors to assess their level of interest in potentially acquiring Invuity. Representatives of Moelis and WSGR left the meeting. Following discussion with Invuity’s management, the Board resolved to engage both Moelis and WSGR in connection with the potential transaction with Stryker.

On July 27, 2018, at the direction of the Board, Moelis contacted Stryker to inform them that their written indication of interest stating a purchase price of $6.25 per share was not sufficiently compelling to justify a sale of the Company, given the Board’s belief in the strength of Invuity’s standalone business plan. Representatives of Moelis, at the direction of the Board, suggested that Stryker execute a non-disclosure agreement with Invuity, at which time Invuity would be willing to engage with Stryker to help Stryker better understand Invuity’s strategic plan and to recognize additional value. Following this discussion, Moelis delivered a draft non-disclosure agreement to Stryker on behalf of the Company.

Over the course of the following week, at the direction of the Board, representatives of Moelis contacted 10 strategic parties that the Board, following consultation with representatives of Moelis during the prior Board meeting, determined would be most likely to be interested in acquiring Invuity, taking into account such parties’ focus on women’s health and/or surgical instruments. The Board had previously determined, following a discussion with representatives of Moelis at the prior Board meeting, that it was unlikely any financial sponsor would be interested in acquiring Invuity in light of its negative cash flow. Of the 10 strategic parties Moelis contacted, six indicated that they were not interested in the opportunity prior to being provided or engaging in discussions with respect to non-disclosure agreements. Four other parties (identified herein as Party A, Party B, Party C and Party D) indicated they might be interested in the opportunity.

On July 30, 2018, in accordance with the instructions of the Board, Party A was provided with a draft non-disclosure agreement.

On July 31, 2018, Stryker executed a non-disclosure agreement containing customary standstill provisions, including restrictions on Stryker discussing compensation arrangements with Invuity directors, officers or employees, and thereafter was provided summary diligence materials related to Invuity’s operations and financial condition. Also on July 31, 2018, Party D was provided with a draft non-disclosure agreement.

On August 1, 2018, Moelis delivered its disclosure letter to the Board. On August 2, 2018, Invuity entered into an engagement letter with Moelis providing for Moelis’ engagement as exclusive financial advisor to Invuity in connection with a potential strategic transaction.

Also on August 2, 2018, the Board held a special meeting, with representatives of Moelis and WSGR in attendance. During the meeting, representatives of Moelis provided the Board with an update on the status of Moelis’ outreach to potential acquirors of Invuity and indicated that of all the parties contacted, only Parties, A, B, C and D had expressed a desire to learn more about the opportunity. The Board and representatives of Moelis then engaged in a discussion of appropriate next steps in response to a revised proposal from Stryker, which was expected to arrive the following day.

On August 3, 2018, in accordance with the instructions of the Board, Party B was provided with a draft non-disclosure agreement.

Also on August 3, 2018, representatives of Stryker called representatives of Moelis and informed them that they would be willing to increase their proposed purchase price for Invuity to $6.85 per share, reiterating that they would require Invuity to agree to a period of exclusive negotiation in order to sign a definitive agreement and would not proceed under any circumstances without exclusivity. Following this call, Stryker delivered in writing an updated indication of interest reflecting these terms.

Also on August 3, 2018, Invuity’s Compensation Committee held a special meeting at which its members again discussed Mr. Flora’s lack of a severance agreement and whether it would be advisable to put severance arrangements in place for him. No decision was made at this meeting as to whether to make any offer to Mr. Flora of any severance protection.

On August 4, 2018, the Board convened a special meeting to discuss Stryker’s revised proposal, with representatives of Moelis and WSGR in attendance. Representatives of WSGR reviewed the fiduciary duties of the directors and the legal standard for judicial review of an acquisition transaction. The Board discussed Stryker’s revised proposal, including Stryker’s requirement that Invuity enter into immediate exclusivity. The Board discussed the seriousness of Stryker’s demands and whether Invuity could refuse the demand for exclusivity or continue to delay the process in order to continue the market check without putting a potential deal with Stryker at undue risk. After consulting with its legal and financial advisors, the Board determined that Stryker would not proceed without exclusivity. In addition, however, the Board concluded that the revised proposed purchase price remained insufficient and that it was unwilling to enter into exclusive negotiations on the basis of the present proposal. The Board then directed Moelis to reply to Stryker and indicate that it would require a price of no less than $7.50 per share in order to move forward under exclusivity.

On August 6, 2018, representatives of Moelis contacted representatives of Stryker and relayed the message that Invuity would require a price of no less than $7.50 per share in order to move forward under exclusivity. Later that day, representatives of Stryker responded by increasing its proposal to $7.35 per share, and stated that this was its best and final offer, and that if Invuity did not enter into exclusivity by August 8, 2018, the proposal would be rescinded.

Later that day, the Board convened a special meeting to discuss Stryker’s revised proposal. Representatives of Moelis and WSGR were in attendance. The Board discussed Stryker’s revised proposal, including the increase in purchase price as well as the demand for immediate exclusivity. During the discussion, it was noted that while Moelis had contacted multiple parties who may otherwise have been interested in acquiring Invuity, all of these parties had either passed or not yet executed the proposed non-disclosure agreement. Given this, the Board, Moelis and WSGR engaged in a discussion of both whether it was advisable to accept, and the Board’s fiduciary duties in respect to evaluating, Stryker’s proposal, including its requirement for exclusivity, given no other party had yet had the opportunity to engage in substantive discussions regarding a potential transaction. Following this discussion, the Board determined that Moelis should respond to Stryker indicating that, if Stryker was unwilling to increase its offer from $7.35 per share, then while the Board would consider entering into exclusivity, Invuity would only do so if the proposed exclusivity period was shorter than Stryker had proposed, and that the definitive agreements with respect to a transaction would need to provide Invuity with the ability to engage in a post-signing market check, including both a low termination fee in the event they were to accept an alternative proposal and a post-signing “go shop” period during which Invuity would be entitled to solicit alternative proposals.

Following the meeting of the Board on August 6, 2018, representatives of Moelis and WSGR continued to work with Party A, Party B, Party C and Party D in order to sign non-disclosure agreements so that Moelis would be able to provide these parties with confidential information about Invuity prior to possibly entering into exclusivity with Stryker.

On August 7, 2018, in accordance with the direction of the Board, representatives of Moelis sent a draft non-disclosure agreement to Party C.

On the morning of August 7, 2018, representatives of Moelis relayed to representatives of Stryker the Board’s determination that Stryker would need to offer a purchase price of $7.50 per share or include substantial post-signing flexibility to solicit competing proposals, in order for the Board to move forward with its proposal. Representatives of Stryker immediately rejected the requests for either an increase in purchase price or any requirement to include a “go shop” period, and re-asserted that they would be unwilling to increase their purchase price beyond $7.35 per share. In addition, representatives of Stryker reiterated that if Invuity did not agree to its terms by the following day, the Stryker proposal would be rescinded.

Later that afternoon, representatives of Stryker notified Moelis that any increase in the proposed purchase price would need to be authorized and made by Mr. Stiles. Mr. Lucier thereafter contacted Mr. Stiles and conveyed that Invuity would not be able to agree to exclusive negotiations on the basis of the price that Stryker was then proposing, and that the Board had concerns about agreeing to a transaction without having undertaken a fulsome market check. Subsequently, Mr. Lucier called Mr. Stiles to indicate that Invuity would accept a price of $7.45 per share. Mr. Stiles responded that Stryker would be willing to increase its proposal to $7.40 per share, but that its terms were otherwise final, that Stryker would not be willing to agree to include a “go shop” in the definitive agreement, and that, if exclusivity were not signed by the next day, then Stryker’s proposal would be rescinded. Mr. Lucier informed Mr. Stiles that he would convey this proposal to the full Board, but noted that any exclusivity period, if the proposed price was acceptable, would need to be limited to no more than four weeks.

In addition, in the afternoon of August 7, 2018, Party A executed a non-disclosure agreement with Invuity (which agreement contained customary standstill and fall-away provisions), and Moelis thereafter provided representatives of Party A with a confidential information memorandum in connection with a potential acquisition of Invuity.

Later that day, the Board convened a special meeting to discuss Stryker’s revised proposal. Representatives of Moelis and WSGR were in attendance. The Board discussed Stryker’s revised proposal, including the increase in purchase price as well as the continued demand for immediate exclusivity. Following consultation with representatives of Moelis and WSGR, the Board then engaged in a discussion of whether or not the proposed Stryker price of $7.40 was the best proposal that Invuity was likely to receive from Stryker or any other potential acquiror, as well as whether or not Stryker was serious in its threat to rescind the proposal in the event that Invuity did not agree to immediate exclusivity. The Board concluded that Stryker had indeed offered the most it would be willing to offer, and assessed that it was probable that Stryker would rescind the proposal as stated (in which event the Board discussed their belief that Invuity was not likely to obtain a similar or higher price from any other potential acquirer). As a result of this discussion, the Board instructed Invuity’s management to enter into the exclusivity arrangement prior to the requested deadline. Representatives of Moelis also provided the Board with an update on the continued efforts to sign non-disclosure agreements with Party B, Party C and Party D. The Board then discussed what the proposed termination fee in a transaction with Stryker might be, and representatives of Moelis informed the Board that Stryker had indicated a willingness to offer a fee in the customary range. Representatives of Moelis and WSGR discussed termination fees in Stryker’s recent similar public-company transactions. After consultation with representatives of WSGR, the Board determined that a fee of such amount, if agreed in the present transaction, would be unlikely to preclude Invuity from receiving alternative unsolicited proposals.

Following the meeting, representatives of WSGR and Moelis continued to contact representatives of Party B, Party C and Party D in an effort to have such parties execute non-disclosure agreements with respect to a potential acquisition of Invuity, prior to Invuity executing an exclusivity agreement with Stryker.

On August 8, 2018, representatives of Party D provided written comments to the draft non-disclosure agreement that had previously been provided to it. Following receipt of such comments, representatives of WSGR contacted representatives of Party D to negotiate the terms of such non-disclosure agreement so that such agreement would be quickly executed, and Party D could be provided a confidential information memorandum in connection with a potential acquisition of Invuity prior to Invuity executing an exclusivity agreement with Stryker. That evening, representatives of Party D notified representatives of Invuity that they did not wish to proceed in pursuing a potential transaction, and Party D did not execute a non-disclosure agreement.

Later in the evening of August 8, 2018, Invuity and Stryker entered into an exclusivity agreement pursuant to which Invuity agreed to exclusively negotiate with Stryker with respect to a proposed sale of Invuity until September 7, 2018.

On August 9, 2018, representatives of Party A contacted Moelis in connection with a proposed acquisition of Invuity. In addition, on the same day, representatives of Party B delivered to Moelis a signed non-disclosure agreement, and representatives of Party C provided written comments to the draft non-disclosure agreement previously provided to them. As Invuity had, at that time, already executed its exclusivity agreement with Stryker, neither Invuity nor any of its representatives were permitted to respond to such contacts. Moelis therefore did not respond to such parties, nor did Invuity countersign the non-disclosure agreement from Party B.

Beginning on August 9, 2018, and continuing until the signing of the Merger Agreement on September 10, 2018, Stryker engaged in due diligence of Invuity.

On August 13, 2018, representatives of Ropes & Gray LLP (“Ropes”), outside legal counsel to Stryker, delivered a first draft of the Merger Agreement to representatives of WSGR and Moelis. Over the course of the following month, representatives of Stryker and Moelis, in conjunction with representatives of WSGR and Ropes, negotiated the terms of the Merger Agreement.

Also on August 13, 2018, Invuity’s Compensation Committee held a special meeting at which its members reviewed materials prepared by Radford, the Compensation Committee’s compensation consultant, summarizing customary severance terms for chief executive officers of Invuity’s peer group. Following a review of these materials and a discussion of what severance would be appropriate for Mr. Flora, the members of the Compensation Committee discussed entering into a severance agreement with Mr. Flora pursuant to which he would be entitled to be paid severance in the event his employment with Invuity was involuntarily terminated, with the amount of severance differing depending on whether such termination was in connection with a change of control. The agreement would provide that, if Mr. Flora was involuntarily terminated outside of a change of control, he would become entitled to approximately $1 million in cash severance and benefits, and that, if such termination was in connection with, or following, a change of control of Invuity, he would become entitled to receive approximately $2 million in cash severance and benefits, as well as acceleration of all then-unvested outstanding Invuity equity awards. Thereafter, the Compensation Committee instructed Invuity’s management team to prepare the documentation with respect to the severance arrangement. Over the course of the next two weeks, Mr. Flora, represented by separate legal counsel, negotiated the terms of his severance agreement (the “Severance Agreement”) with representatives of the Compensation Committee, with WSGR acting as outside legal counsel to the Compensation Committee.

On August 15, 2018, Party A submitted a non-binding indication of interest to Invuity indicating that it would be willing to acquire Invuity at a price of $7.00 per share. As Invuity had, at such time, already executed its exclusivity agreement with Stryker, neither Invuity nor any of its representatives were permitted to respond to such proposal, and, therefore, neither Moelis nor Invuity responded to Party A with respect to its indication of interest. Pursuant to the terms of the exclusivity agreement Invuity was party to with Stryker, Invuity notified Stryker that such an indication of interest had been delivered.

On August 16, 2018, the Board held a special meeting, with representatives of Moelis and WSGR in attendance. Members of Invuity management presented the Board with an update on Invuity financial performance, and representatives of Moelis and WSGR provided the Board with an update on the progress of the negotiation of the Merger Agreement and other ancillary documentation. The Board engaged in a discussion of the indication of interest received from Party A, and determined that Invuity should continue to proceed with negotiating a transaction with Stryker.

Over the two week period from August 12, 2018 through August 26, 2018, the parties continued to conduct due diligence, produce disclosure schedules and negotiate the remaining open issues in the Merger Agreement (including the size of the termination fee) and other ancillary agreements.

On August 23, 2018, the Compensation Committee held a meeting to discuss the terms and status of the Severance Agreement. The members of the Committee noted that it remained the Committee’s view that Invuity should enter into the Severance Agreement, as doing so would have been customary at the time Mr. Flora was named Invuity’s interim Chief Executive Officer, and they did not believe he should be denied such an arrangement in the present context. The Compensation Committee determined that representatives of Moelis and WSGR should notify Stryker and Ropes about the Severance Agreement and enter into discussions with respect to the timing of its execution. The Committee thereafter discussed certain other compensatory arrangements for other employees before adjourning the meeting.

On August 27, 2018, at the direction of Invuity, representatives of Moelis contacted representatives of Stryker to discuss the Severance Agreement, indicating that the Board expected to approve the Severance Agreement and authorize Invuity to execute it shortly.

On August 29, 2018, a representative of WSGR provided Ropes with a copy of the Severance Agreement and reiterated the Board’s expectation to approve and instruct Invuity to execute it shortly.

On August 30, 2018, a representative of Ropes contacted a representative of WSGR and informed WSGR that it was Stryker’s view that the Severance Agreement should not be executed.

Later that day, the Board held a special meeting, with representatives of Moelis and WSGR in attendance. The meeting began with a discussion of Stryker’s request that the Severance Agreement not be executed. The Board discussed the fact that the decision to enter into the Severance Agreement was within the purview of the Board, that the materials provided to the Compensation Committee by Radford had indicated that the amount of severance provided thereunder was reasonable and that the Board did not believe it appropriate for Stryker not to provide Mr. Flora with reasonable severance arrangements. Following such discussion, the Board determined that Invuity would proceed towards an approval of the execution of the Severance Agreement. Following this discussion, representatives of WSGR provided the Board with an update on the material open issues in the Merger Agreement negotiations, including the size of the proposed termination fee. The Board then engaged in a discussion of the issues and provided instruction to WSGR to continue to push for favorable terms.

On September 3, 2018, representatives of Stryker contacted representatives of Moelis and stated that while the then-current exclusivity period was scheduled to expire on September 7, 2018, due to the status of Stryker’s diligence review, Stryker would not be prepared to sign the Merger Agreement by such date and requested that Invuity extend the exclusivity period until Wednesday, September 12, 2018.

On September 4, 2018, the Compensation Committee held a special meeting, at which it formally approved the execution of the Severance Agreement. Thereafter Mr. Flora and Invuity executed the Severance Agreement, and representatives of WSGR provided a copy thereof to representatives of Ropes.

On September 5, 2018, the Board held a special meeting, with representatives of Moelis and WSGR in attendance. The Board discussed Stryker’s request to extend exclusivity as well as the issues that remained unresolved in the Merger Agreement. Following this discussion, the Board determined that it would be willing to extend exclusivity as requested by Stryker but only on the conditions that all material issues in the Merger Agreement (including the size of the termination fee) be resolved by September 7, 2018, and that Stryker confirm its willingness to pay a purchase price of $7.40 per share in the acquisition. Representatives of Moelis thereafter relayed this proposal to Stryker.

On September 6, 2018, representatives of Stryker contacted representatives of Moelis and stated that Stryker would require Invuity and Mr. Flora to rescind the Severance Agreement, and that if the Severance Agreement was not rescinded, Stryker would reduce the purchase price it was offering in the acquisition of Invuity to below $7.40 per share.

Over the course of September 6, 2018, and September 7, 2018, representatives of Moelis and Stryker, as well as representatives of WSGR and Ropes, engaged in numerous discussions regarding Stryker’s demand for rescission of Mr. Flora’s Severance Agreement. In addition, during this period Mr. Flora and representatives of Stryker engaged in discussions regarding a potential retention agreement given Stryker’s requirement that the Severance Agreement be terminated. Representatives of Stryker informed Mr. Flora that Stryker was open to granting Mr. Flora a retention agreement valued at approximately $1 million, but that no such agreement would be entered into prior to executing the Merger Agreement, and that any such agreement would be granted in the same course of business as any other agreement Stryker was considering to offer to other employees of Invuity prior to the closing of the Transactions.

In addition, on September 6, 2018, and September 7, 2018 representatives of WSGR and representatives of Ropes negotiated and came to agreement on all material open issues with respect to the Merger Agreement on terms that the Board had previously indicated were acceptable to Invuity. Following these negotiations, representatives of Stryker confirmed their continued willingness to pay a purchase price of $7.40 per share in the acquisition, subject to Mr. Flora rescinding his Severance Agreement. In addition, on the morning of September 7, 2018, representatives of Stryker notified representatives of Moelis that while Stryker had previously requested that exclusivity be extended through September 12, 2018, Stryker now believed it would be able to execute the Merger Agreement no later than September 10, 2018. Later that evening, Invuity and Stryker agreed in writing that the period of exclusive negotiation, scheduled to expire at 11:59 p.m., Eastern Time, would be extended until September 10, 2018.

On September 9, 2018, representatives of Moelis and WSGR met with Mr. Lucier, Mr. Flora and other members of Invuity’s management. Mr. Lucier had previously noted that, due to his travel schedule, he would be unable to attend the full meeting of the Board scheduled for the following day. During this meeting, WSGR reviewed Mr. Lucier’s fiduciary duties as a director and the legal standard for judicial review of an acquisition transaction, and provided Mr. Flora with a summary of the material terms of the Merger Agreement and the proposed Transactions. In addition, representatives of Moelis presented Mr. Lucier with a financial analysis of the proposed Transactions. Mr. Lucier and the other individuals present at the meeting then engaged in a discussion of the Transactions, after which Mr. Lucier indicated that, while he would likely be unable to formally vote to approve the transaction at the meeting of the Board the following day, he was supportive of the Transactions.

On September 10, 2018, the Board convened a special meeting. Representatives of WSGR reviewed the fiduciary duties of the directors and the legal standard for judicial review of an acquisition transaction. They then updated the Board on changes made to the Merger Agreement since the last meeting.    The Board discussed the advantages and potential risks of the Offer and the Merger, described in more detail below under the caption “—Reasons for the Board’s Recommendation.” Representatives of Moelis reviewed their financial analysis of the proposed acquisition and answered questions from the Board regarding the financial analysis. Moelis indicated that Moelis was prepared to deliver its opinion to the effect that as of the date of such opinion, and based upon and subject to certain assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. Mr. Lucier, who had attended the beginning of the meeting, left the meeting midway through as a result of his travel schedule. Representatives of WSGR, Moelis and Invuity management thereafter discussed with the remaining members of the Board that while the terms of the Merger Agreement were substantively final, Stryker and Mr. Flora had not yet reached final agreement on the treatment of the Severance Agreement, noting that while Stryker continued to insist that Mr. Flora and Invuity rescind the Severance Agreement, Stryker did not make, and was not willing to accept Invuity making, any binding commitment to Mr. Flora with respect to the compensation he would be entitled to receive following the rescission thereof. The Board considered this issue and determined that it would adjourn the meeting while Mr. Flora and representatives of Moelis and WSGR, as well as Mr. Flora and his personal attorney, continued to work with Stryker to address Mr. Flora’s arrangements, with the intention of reconvening later that evening to formally approve the Transactions.

Following this meeting of the Board, Mr. Flora continued to engage in discussions with representatives of Stryker regarding the rescission of his Severance Agreement, and ultimately Mr. Flora and Stryker agreed that he would rescind such Severance Agreement without being provided any written assurances of any employment or compensatory arrangements from Stryker. Representatives from Stryker did, however, orally inform Mr. Flora that Stryker expected to grant him a retention agreement valued at approximately $1 million, and that such intention, while not binding, would be granted in the same course of business as any other agreement Stryker was considering to offer to other employees of Invuity prior to the closing of the Transactions.

Later in the evening of September 10, 2018, the Board (other than Mr. Lucier) reconvened for a special meeting. Representatives of WSGR and Moelis, together with Mr. Flora, provided the Board with an update on the resolution of the open issue of Mr. Flora’s compensation. Mr. Flora noted that he did not want to place his personal compensation ahead of the interests of the Invuity stockholders, and that he would be willing to rescind his Severance Agreement so that the Transactions would proceed on the terms negotiated between Stryker and Invuity. The Board thanked Mr. Flora for his assistance and agreed to proceed with the Stryker transaction. Following this update, representatives of Moelis delivered its opinion (which opinion was later confirmed in writing and is described in more detail below under the caption “—Opinion of Invuity’s Financial Advisor”) to the effect that as of the date of such opinion, and based upon and subject to certain assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. Representatives of WSGR then reviewed the resolutions proposed to approve the Offer, the Merger, the Merger Agreement and related agreements with the Board. The Board, among other items: (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of, Invuity and its stockholders; (2) approved and declared advisable the Merger Agreement, the Offer and the Merger; (3) resolved that, subject to the terms and conditions of the Merger Agreement, the Merger will be effected in accordance with Section 251(h) of the DGCL; (4) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (5) took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender Agreements. On September 10, 2018, Mr. Flora and Invuity executed the agreement to rescind the Severance Agreement.

Later on September 10, 2018, each director and executive officer of Invuity and certain of their affiliates entered into Tender Agreements and the Merger Agreement was executed.

On September 11, 2018, each of Stryker and Invuity issued press releases announcing the Transactions.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the Transactions, the Board consulted with Invuity’s management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:

•

Business Condition. The Board considered the current and historical financial condition, results of operations, business, competitive position and prospects of Invuity. Additionally, the Board also considered a number of other factors, including:

•

Challenges in a Highly Competitive Environment. The Board considered a number of the business challenges that Invuity was facing, including the fact that Invuity was in the process of refocusing its direct sales force to a narrower set of surgical specialties, which represented a significant risk of disrupting Invuity’s short term revenue growth expectations.

•	Combined Resources. The Board believed that a combination with Stryker would provide Invuity with additional resources to further innovate and develop its existing product line in an effective manner.

•

Strategic Fit. In the view of the Board, Stryker has an excellent management team and is a leader in medical technology and surgical instruments. The Board believes that Stryker is a strategic fit for Invuity because it operates in the same industry, would continue to make Invuity’s products available to its customers and would continue to employ Invuity’s employees.

•	The Offer Price

•

Substantial Premium. The Offer Price of $7.40 in cash represented a 29% premium to the closing trading price of the Shares on September 10, 2018, a 67% premium to the volume weight trading price of the Shares over the 30-day trading period prior to September 10, 2018 and a 93% premium to the volume weight trading price of the Shares over the 90-day trading period prior to September 10, 2018.

•	Immediate Liquidity. The fact that the Offer Price will be paid in cash would provide certain, immediate value and liquidity to holders of Shares.

•

Highest Offer. The Board believes that the Offer Price is more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable.

•

Terms of the Transaction Documents. The terms of the Merger Agreement, which the Board viewed to be the product of arm’s-length negotiations between Stryker, Invuity and their respective advisers, including:

•

Ability to Respond to Unsolicited Competing Acquisition Proposals. The Merger Agreement permits the Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal if the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to certain requirements.

•

Ability to Terminate Merger Agreement to Accept Superior Offers with a Breakup Fee. The Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) Invuity has complied with the “match right” procedures in the Merger Agreement and (ii) concurrently with such termination, Invuity pays to Stryker a termination fee of $5.9 million, which the Board believes is reasonable compared to similar transactions, and would not likely deter competing bids.

•

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that there are not expected to be significant antitrust or other regulatory impediments, leading the Board to believe that the Offer and the Merger are reasonably likely to be consummated.

•

Timing of Completion. The anticipated short timeframe between the signing of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which would allow holders of Shares to receive the Offer Price in a relatively short timeframe and also reduce the amount of time in which Invuity’s business would be subject to the potential uncertainty of closing and related disruption.

•

No Financing Condition. The fact that Stryker and Purchaser’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing, and that Stryker has sufficient cash on hand to fully satisfy all of the obligations of it and Purchaser under the Merger Agreement.

•	Opinion of Invuity’s Financial Advisor

•

The Board received the oral opinion of Moelis, which was subsequently confirmed in writing, on September 10, 2018, to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Merger Consideration to be received by holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders, as more fully described in “—Opinion of Invuity’s Financial Advisor” below.

•	Appraisal Rights

•

The Board recognized that statutory appraisal rights would be available to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by Invuity’s management and the Board, which included:

•

the fact that due to Stryker’s requirement that Invuity enter into a period of exclusive negotiations prior to Invuity being able to perform a fulsome market check, Invuity was unable to receive complete assurance that the Offer Price being offered by Stryker was the highest possible purchase price attainable;

•

the fact that stockholders will not participate in any future earnings or growth of Invuity and will not benefit from any appreciation in value of Invuity, including any appreciation in value that could be realized as a result of improvements to Invuity’s operations;

•

the potential limitations on Invuity’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Invuity agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Stryker;

•

the Merger Agreement precluding Invuity from actively soliciting alternative transaction proposals and the fact that Stryker is entitled to a “match right” with respect to alternative transaction proposals;

•

the possibility that the Transactions might not be consummated or may be unduly delayed, and the fact that if the Transactions are not consummated, Invuity’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Invuity will have incurred significant transaction costs and Invuity’s relationships with its partners, suppliers, employees and other third parties may be adversely affected, and Invuity may no longer be able to continue operations;

•	the fact that upon termination of the Merger Agreement under specified circumstances, Invuity may be required to pay Stryker a $5.9 million termination fee;

•

the effect of the public announcement of the Merger Agreement, including effects on Invuity’s operating results and Share price (including potential short-term volatility) and Invuity’s ability to attract and retain key management and personnel as well as retain key customer accounts;

•	the timing for completing the Transactions;

•	the likelihood of litigation;

•	the treatment of the consideration to be received by the holders of Shares in the Transactions as taxable to the holders of Shares for federal income tax purposes; and

•

the risks described under the section entitled “Risk Factors” in Invuity’s most recent filings on Forms 10-Q and 10-K, as amended, and the matters described under the section titled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” below.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions. Accordingly, the Board approved the Merger Agreement and the Transactions.

In considering the recommendation of the Board, Invuity stockholders should be aware that the directors and executive officers of Invuity have interests in the Merger that are different from, or in addition to, any interests they might have solely as a stockholder. See the information included in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Invuity” above.

Intent to Tender.

Each director and executive officer of Invuity, and certain stockholders affiliated with such directors and officers, entered into the Tender Agreements with Stryker and Purchaser, pursuant to which the Stockholders agreed, among other things, and subject to the terms and conditions of the Tender Agreements, (i) not to sell or dispose of securities of Invuity except to participate in the offer and (ii) to tender all of their Shares in the Offer no later than five (5) business days following the commencement of the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Stryker and Certain of their Affiliates—Tender Agreements” above, which is incorporated herein by reference.

Projected Financial Information.

In connection with its 2018 annual planning process, Invuity’s management prepared financial projections for calendar years 2018 through 2021, which were reviewed by the Board and were, in connection with the financial analysis conducted by Moelis (see the discussion under the caption “—Opinion of Invuity’s Financial Advisor” below), later extended out to 2023 by Invuity’s management and reviewed by the Board (such financial projections and extensions, collectively, the “Projections”). The Projections were provided to the Board and Moelis, and certain portions of the Projections were provided to Stryker, during the evaluation of the Transactions.

To give Invuity stockholders access to certain nonpublic information that was available to the Board at the time of the evaluation of the Transactions, we have included the Projections below.

The Projections were developed from historical financial statements and a series of Invuity’s management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the Transactions.

The Projections included below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”).

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, Moelis, any of their affiliates, or any other recipient of this information (including Stryker) considered, or now considers, the Projections to be a reliable prediction of future results or any actual future events. None of Invuity, Moelis, Stryker, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections included below. None of Invuity, Moelis, Stryker or any of their respective affiliates intends to, and each of them disclaims any obligations to, update, revise or correct the Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable securities laws.

Invuity’s actual future financial results may differ materially from those expressed or implied in the projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Projections will be realized or that Invuity’s future financial results will not materially vary from the Projections. Furthermore, while presented with numerical specificity, the Projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the September 11, 2018 announcement of the Transactions or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Projections do not take into account any adverse effects that may arise out of the termination of the Transactions, and should not be viewed as accurate or continuing in that context.

The Projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Projections were prepared. The Projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Projections below should not be deemed an admission or representation by Invuity, Moelis, Stryker or any of their respective affiliates with respect to such Projections or that the Projections included are viewed by Invuity, Moelis, Stryker or any of their respective affiliates as material information regarding Invuity. Invuity in fact views the Projections as non-material because of the inherent risks and uncertainties associated with such Projections. The Projections are not being included in this Schedule 14D-9 to influence your decision whether to tender your Shares in the offer, but they are being included in this Schedule 14D-9 because such Projections, or portions of these Projections, were provided to the Board, Moelis and/or Stryker.

The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Invuity contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Invuity’s management.

The following tables present the Projections (which are unaudited).

	Fiscal Year Ended December 31
(in $ millions)	2017A	2018E	2019E	2020E	2021E	2022E	2023E
Total Revenues	$40	$46	$59	$75	$92	$111	$131
EBIT(1)	(35)	(26)	(7)	3	8	12	18
EBITDA(2)	(33)	(24)	(5)	5	10	14	20

(1)	“EBIT” is defined as earnings attributable to Invuity before interest expense and taxes.
(2)	“EBITDA” is defined as earnings attributable to Invuity before interest expense, taxes, depreciation and amortization and does not add back stock-based compensation.

	Fiscal Year Ended December 31
(in $ millions)	Q3-Q4’2018E	2019E	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	(7)	(6)	4	8	11	13

(1)	“Unlevered Free Cash Flow” is calculated by adding depreciation and amortization and changes in net working capital and subtracting taxes paid and capital expenditures from EBIT.

As noted above, the Projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, EBITDA and Unlevered Free Cash Flow. Our management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Invuity and the Surviving Corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The Projections are forward-looking statements. For information on factors that may cause Invuity’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Invuity’s Financial Advisor.

At the meeting of the Board on September 10, 2018, to evaluate and approve the Transactions, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated September 10, 2018, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Offer Price to be received by holders of Shares in the Transactions is fair, from a financial point of view, to such holders.

The full text of Moelis’ written opinion dated September 10, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Board (solely in its capacity as such) in its evaluation of the Transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Offer Price to the holders of Shares and does not address Invuity’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Invuity. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should act with respect to the Transactions or any other matter, including whether a holder of Shares should tender his, her or its Shares in the Offer. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to Invuity;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Invuity furnished to Moelis by Invuity, including financial forecasts provided to or discussed with Moelis by the management of Invuity;

•

conducted discussions with members of the senior management and representatives of Invuity concerning the publicly available and internal information described in the foregoing, as well as the business and prospects of Invuity generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•

considered the results of efforts by or on behalf of Invuity, including by Moelis at Invuity’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of Invuity;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft, dated September 7, 2018, of the Merger Agreement;

•	participated in certain discussions and negotiations among representatives of Invuity and Stryker and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, with the consent of the Board, Moelis relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any such information. With the consent of the Board, Moelis relied upon, without independent verification, the assessment of Invuity and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, Moelis assumed, at the direction of the Board, that such financial forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Invuity as to the future performance of Invuity. Moelis assumed, with the consent of the Board, that there would be no developments with respect to any of the foregoing that would affect its analyses or opinion. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with the consent of the Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Invuity nor was Moelis furnished with any such evaluation or appraisal. With respect to outstanding litigation involving Invuity and for which significant damages are alleged, the Board instructed Moelis to rely solely upon the judgment of the management of Invuity and its counsel that the outcome of the litigation would not have a material effect on Moelis’ analysis.

Moelis’ opinion does not address Invuity’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Invuity and does not address any legal, regulatory, tax or accounting matters. At the direction of the Board, Moelis was not asked to, nor did it, offer any opinion as to the terms of the Merger Agreement or any aspect or implication of the Transactions, except for the fairness of the Offer Price from a financial point of view to the holders of Shares. In rendering its opinion, Moelis assumed, with the consent of the Board, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Transactions would be consummated in accordance with the terms of the Merger Agreement without any waiver or modification that could be material to Moelis’ analysis and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Moelis assumed, with the consent of the Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions would be obtained, except to the extent that could not be material to Moelis’ analysis. Except as described in this summary, Invuity and the Board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion.

Moelis’ opinion did not address the fairness of the Transactions or any aspect or implication of the Transactions to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Invuity, other than the fairness of the Offer Price from a financial point of view to the holders of Shares. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons relative to the Offer Price or otherwise.

Summary of Material Financial Analyses of Invuity

The following is a summary of the material financial analyses presented by Moelis to the board of directors of Invuity at its meeting held on September 10, 2018, in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Unless the context indicates otherwise, for purposes of, among other things, deriving per share implied equity values as more fully described below, Moelis calculated per share amounts for Invuity based on, net debt of $10.7 million, Shares outstanding as of July 31, 2018, and potentially dilutive securities. All such information was provided by management of Invuity.

Selected Publicly Traded Companies Analysis. Moelis reviewed financial and stock market information of selected global publicly traded companies with total enterprise values (“TEV”) of up to approximately $1 billion that produced medical devices primarily used in hospital-based surgeries. Moelis excluded certain public companies due to surgical devices being less than a material part of their overall revenue mix. Moelis reviewed, among other things, TEVs of the selected publicly traded companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on September 7, 2018, plus, as of the relevant company’s most recently reported quarter end, preferred stock, short-term and long-term debt, less cash and cash equivalents) as a multiple, to the extent information was publicly available, of estimated revenue and EBITDA (defined as earnings before interest, taxes, depreciation and amortization expense, where applicable) for calendar years 2018, 2019 and 2020. Financial data for the selected companies was based on publicly available consensus research analysts’ estimates, public filings and other publicly available information. The results of this analysis are summarized in the following table:

($ in mm, except per share)	TEV / Revenue 2018E	TEV / Revenue 2019E	‘17A to ‘20E Revenue CAGR	‘18E Gross Margin %
K2M Group Holdings, Inc. (1)	3.6x	3.3x	10.2%	65.6%
AngioDynamics, Inc.	2.7x	2.6x	1.0%	N/A
Sientra, Inc.	10.6x	7.5x	52.4%	62.2%
LeMaitre Vascular, Inc.	6.2x	5.7x	7.9%	71.3%
RTI Surgical, Inc.	1.4x	1.3x	4.2%	50.9%
Endologix, Inc.	2.5x	2.7x	(5.3%)	65.2%
SeaSpine Holdings Corporation	1.7x	1.6x	5.1%	61.8%
Alphatec Holdings, Inc.	1.8x	1.6x	7.4%	63.6%
Misonix, Inc.	3.9x	3.6x	20.7%	N/A
ConforMIS, Inc.	0.7x	0.7x	9.0%	46.8%
Maximum	10.6x	7.5x	52.4%	71.3%
Average	3.5x	3.1x	11.3%	60.9%
Median	2.6x	2.7x	7.7%	62.9%
Minimum	0.7x	0.7x	(5.3%)	46.8%
Iron (Street)	3.4x	2.8x	20.7%	65.2%
Iron (Management)	3.4x	2.6x	23.5%	64.9%

(1)	K2M Group Holdings, Inc. announced a definitive merger agreement with Stryker on August 30, 2018; K2M metrics shown using the unaffected share price one day prior to the transaction announcement.

In reviewing the characteristics of the selected publicly traded companies for purposes of determining reference ranges, Moelis noted that K2M Group Holdings, Inc., AngioDynamics, Inc., Endologix, Inc., RTI Surgical, Inc., SeaSpine Holdings Corporation and Alphatec Holdings, Inc. were more similar to Invuity in the following respects: (i) similar surgical end-market focus and size of addressable market; (ii) similar product portfolio diversity; (iii) similar life cycle and profitability; and (iv) similar revenue growth and gross margin. Moelis further noted limitations on the comparability of certain selected companies as follows: (a) LeMaitre Vascular, Inc. was more mature than Invuity with EBITDA margins of approximately 30%; (b) Sientra, Inc. was projected to be high growth; (c) no consensus forecasts were available for Misonix, Inc.; and (d) ConforMIS, Inc. had the lowest gross margin of the selected companies.

In selecting its reference ranges, Moelis utilized revenue multiples and did not rely on EBITDA multiples because (i) Invuity’s management was projecting negative EBITDA for Invuity for 2018 and 2019, and (ii) there was limited EBITDA multiple information for the selected companies, many of which were also expected to generate negative EBITDA for 2018 and 2019.

Based on the foregoing analysis and its professional judgment and experience, Moelis selected multiple ranges of 1.50x to 3.50x 2018 estimated revenue and 1.25x to 3.25x 2019 estimated revenue, and applied the selected ranges to Invuity’s 2018 estimated revenue and 2019 estimated revenue forecasts provided by Invuity’s management. This analysis indicated the following implied per share reference ranges for Invuity, as compared to the Offer Price:

Implied Per Share Reference Ranges Based On:		Offer Price
2018E Revenue	2019E Revenue
$2.35 - $5.90	$2.55 - $7.15	$7.40

Selected Precedent Transactions Analysis. Moelis reviewed financial information of the following selected transactions in the surgical medical devices industry involving the sale of a majority stake of the target with implied transaction values (“TV”) of up to approximately $1 billion announced globally between December 2013 and July 2018:

Date Announced	Target	Acquirer	TV/LTM Revenue
07/2018	Bovie Medical Corporation (Electrosurgical & Cauteries business & Bovie brand)	Symmetry Surgical Inc.	3.4x
03/2018	Cogentix Medical, Inc.	Laborie Medical Technologies Canada ULC	3.9x
12/2017	Entellus Medical, Inc.	Stryker Corporation	7.4x
10/2017	VEXIM	Stryker Corporation	8.0x
10/2017	Exactech, Inc.	TPG Capital	2.8x
06/2017	NOVADAQ Technologies Inc.	Stryker Corporation	7.7x
02/2017	DePuy Synthes, Inc. (Codman Neurosurgery)	Integra LifeSciences Holdings Corporation	2.8x
09/2016	EndoChoice Holdings, Inc.	Boston Scientific Corporation	2.6x
05/2016	Smith &Nephew’s gynecology business	Medtronic Public Limited Company	6.3x
05/2016	Galil Medical Inc.	BTG plc	3.8x
05/2016	Symmetry Surgical Inc.	RoundTable Healthcare Partners IV, L.P.	1.5x
03/2016	Medi-Globe Corporation	Duke Street Capital	1.2x
11/2015	SurgiQuest, Inc.	CONMED Corporation	6.0x
09/2015	Synergetics USA, Inc.	Valeant Pharmaceuticals International	2.2x
06/2015	Lumenis Ltd.	XIO Group	1.6x
07/2014	NeuroTherm, Inc.	St. Jude Medical, Inc.	4.0x
12/2013	Patient Safety Technologies, Inc.	Stryker Corporation	4.5x
Maximum			8.0x
Mean			4.1x
Median			3.8x
Minimum			1.2x

In reviewing the characteristics of the selected precedent transactions for purposes of determining reference range, Moelis focused on the following transactions because they involved surgical businesses with product offerings and financial profiles similar to Invuity’s: (i) Symmetry Surgical Inc.’s acquisition of Bovie Medical Corporation’s electrosurgical and cauteries business and Bovie brand; (ii) Laborie Medical Technologies

Canada ULC’s acquisition of Cogentix Medical, Inc.; (iii) Boston Scientific Corporation’s acquisition of EndoChoice Holdings, Inc.; (iv) St. Jude Medical, Inc.’s acquisition of NeuroTherm, Inc.; and (v) Stryker Corporation’s acquisition of Patient Safety Technologies, Inc. Moelis also considered the fact that, unlike certain companies from the selected precedent transactions, Invuity’s products may be seen by acquirers as adjunct in nature and not necessarily “mission critical” to the performance of surgical procedures.

In selecting its reference range, Moelis utilized revenue multiples and did not rely on EBITDA multiples because (i) Invuity’s management was projecting negative EBITDA for Invuity for 2018 and 2019, and (ii) there was limited EBITDA multiple information for the selected precedent transactions, many of which involved companies that generated negative last-twelve-months (“LTM”) EBITDA.

Based on the foregoing and using its professional judgment, Moelis selected a reference range of 2.5x to 5.0x LTM Revenue, and applied the selected range to Invuity’s LTM 2018 Revenue (as of June 30, 2018) of $41 million. This analysis indicated the following implied per share reference ranges for Invuity, as compared to the Offer Price:

Implied Per Share Reference Range	Offer Price
$3.65 - $7.55	$7.40

Discounted Cash Flow Analysis. Moelis performed a discounted cash flow (“DCF”) analysis of Invuity using financial forecasts and other information and data provided by Invuity’s management to calculate an estimate of the present value of the estimated future unlevered free cash flows projected to be generated by Invuity and an estimate of the present value of Invuity’s estimated terminal value. For purposes of the DCF analysis, Moelis treated Invuity’s management’s estimates for stock-based compensation as a cash expense.

In performing the DCF analysis, Moelis utilized a range of discount rates of 13.0% to 17.5% based on an estimated range of Invuity’s weighted average cost of capital (the “WACC”). The WACC range reflected a derived cost of equity using (i) a selected range of betas and debt to total capitalization ratios informed by the selected publicly traded companies and Invuity’s own statistics as of September 7, 2018, and (ii) a size premium. The foregoing range of discount rates was used to calculate (i) estimated present values as of June 30, 2018 of Invuity’s estimated after-tax unlevered free cash flows for July through December 2018 through calendar year 2023 (including the tax benefits of Invuity’s net operating losses), and (ii) an estimated terminal value derived by applying a range of multiples of 11.0x to 13.0x to Invuity’s estimated terminal year EBITDA.

Moelis estimated a terminal value for Invuity by applying a range of next-twelve-months (“NTM”) EBITDA multiples of 11.0x to 13.0x to Invuity’s estimated terminal year 2024 EBITDA of $25 million. Moelis believed that Invuity would be more likely in 2024 and after to trade on an EBITDA multiples basis (as opposed to a revenue basis) due to the fact that Invuity is projected by Invuity’s management to have $25 million of EBITDA and a 17% EBITDA margin in 2024. Moelis developed the terminal multiple range of 11.0x to 13.0x by reference to the 6-month, 12-month, 2-year, 5-year and 10-year average NTM EBITDA multiples for certain of the selected publicly traded companies that are expected to generate positive EBITDA in 2018E, as well as certain other larger surgical device-focused companies (which were included to reflect that, based on management’s forecast, Invuity would be a larger and more profitable company in the terminal year and after). In developing a range to apply to Invuity’s estimated terminal year 2024 EBITDA, Moelis focused on the long term (2-year, 5-year and 10- year) averages because Moelis believed those long term averages were more relevant to apply to long term terminal year EBITDA. The average NTM EBITDA multiples referred to in this paragraph were as follows:

	6-month	1-year	2-year	5-year	10-year
Selected Publicly Traded Companies (EBITDA Positive Only)	14.7x	14.4x	14.0x	11.3x	10.9x
Other Surgical Companies	14.6x	13.4x	12.8x	12.0x	12.2x

Based on the foregoing, Moelis derived an implied per share DCF range of $4.80 to $7.05 per Share, which compares to the Offer Price of $7.40.

Other Information

Moelis also noted for the Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•	the historical closing trading prices for Shares during the 52-week period ended September 7, 2018, which reflected low and high stock prices during such period ranging from $2.35 to $9.55 per share;

•

one-year forward stock price targets for Shares in recently published, publicly available Wall Street research analysts’ reports, which indicated stock price targets ranging from approximately $5.00 to $8.00 per share.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to Invuity, Stryker or the Transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Invuity, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arms’ length negotiations between Invuity and Stryker and was approved by the Board. Moelis did not recommend any specific consideration to Invuity or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions.

Pursuant to the terms of the engagement letter between Moelis and Invuity, dated August 1, 2018, Moelis acted as financial advisor to Invuity in connection with the Transactions and will receive a fee for its services, currently estimated to be approximately $4.6 million in the aggregate, approximately $1.1 million of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon consummation of the Merger. In addition, Invuity has agreed to reimburse Moelis for its reasonable out-of-pocket expenses incurred in connection with Moelis’ engagement and to indemnify Moelis, any of its affiliates and each of their respective current or former directors, officers, partners, managers, agents, representatives or employees against specified liabilities arising out of, related to or in connection with Moelis’ engagement, including liabilities under the federal securities laws.

Neither Moelis nor its senior employees or officers who provided services to Invuity in connection with the Transactions own positions (long or short) of Invuity or Stryker. However, Moelis’ affiliates, employees, officers and partners may acquire such securities at any time. On August 1, 2018, Moelis disclosed to the Board that it had not received any compensation from Stryker for investment banking or other services from August 1, 2015 through August 1, 2018. Moelis may provide services to Stryker in the future and receive compensation therefor.

The Board selected Moelis as its financial advisor in connection with the Transactions because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of Moelis’ engagement, Invuity has agreed to pay Moelis approximately $4.6 million, approximately $1.1 million of which became payable in connection with the delivery of Moelis’ opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon consummation of the Merger. In addition, Invuity has agreed to reimburse Moelis for its reasonable out-of-pocket expenses incurred in connection with Moelis’ engagement and to indemnify Moelis, any of its affiliates and each of their respective current or former directors, officers, partners, managers, agents, representatives or employees against specified liabilities arising out of, related to or in connection with Moelis’ engagement, including liabilities under the federal securities laws.

Neither Invuity nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Invuity on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the sixty days prior to the date of this Schedule 14D-9 by Invuity or, to Invuity’s knowledge after making reasonable inquiry, by any of its executive officers, directors or affiliates.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Invuity is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Invuity, any of Invuity’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Invuity or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Invuity or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Invuity.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Invuity has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Acceptance Time, Invuity will not, directly or indirectly, among other things, initiate, solicit, knowingly encourage or facilitate any alternative transaction proposals from third parties. In addition, Invuity has agreed to certain procedures that it must follow in the event Invuity receives an unsolicited alternative transaction proposal, including the payment of a $5.9 million termination fee in the event that Invuity terminates the Merger Agreement in connection with any such proposal that is superior to the Purchaser’s proposal. See the section titled “The Tender Offer—Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Additional Information.

Regulatory Approvals.

General.

Invuity is not aware of any governmental license or regulatory permit that appears to be material to Invuity’s business that might be adversely affected by the acquisition of the Shares pursuant to the Offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the Purchaser’s acquisition or ownership of the Shares pursuant to the Offer or the Merger. Should any of these approvals or other actions be required, Invuity and the Purchaser currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to Invuity business, or (c) certain parts of Invuity’s or Stryker’s, or any of Stryker’s subsidiaries’, businesses, would not have to be disposed of or held separate. The Purchaser’s obligation under the Offer to accept for exchange and pay for the Shares is subject to certain conditions. See the section titled “The Tender Offer—Conditions of the Offer” of the Offer to Purchase.

Subject to the terms and conditions of the Merger Agreement, Stryker and Invuity have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, neither of Stryker or Invuity will be required to (a) sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, (b) agree or proffer to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner or (c) permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Stryker, the Surviving Corporation or any other subsidiary of Stryker or Invuity, except assets of Invuity the divestiture of which would not, individually or in the aggregate, reasonably be expected to be material to Invuity.

HSR Act.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, the Offer may not be completed until Invuity and Stryker file a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the Offer.

Pursuant to the requirements of the HSR Act, Invuity and Stryker each filed a Notification and Report Form with respect to the Offer and the Merger with the DOJ and the FTC on September 24, 2018. The 15-day waiting period under the HSR Act will expire at 11:59 p.m., Eastern Time, on October 9, 2018, unless terminated early or extended by a request for additional information or documentary materials.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply or have complied with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to seek appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL to submit a written demand for appraisal of such holder’s Shares; (iii) continuously are the record holders of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on the amount determined to be the “fair value” of the shares will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the

Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

ANY HOLDER OF SHARES WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO, SHOULD REVIEW THIS DISCUSSION AND ANNEX B CAREFULLY BECAUSE FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Invuity stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If an Invuity stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)

within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Invuity at Invuity, Inc., 444 De Haro Street, San Francisco, CA 94107, Attention: Corporate Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Invuity of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer;

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Invuity as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 may result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Invuity of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period or if neither of the ownership thresholds is satisfied, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Invuity as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Invuity will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock, as such term is defined in Section 251(h) of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the Surviving Corporation and the Invuity stockholders shown on the Verified List at the addresses stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Invuity stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Invuity stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Invuity believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Invuity nor Stryker anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Invuity and Stryker reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.

Section 203 of the DGCL generally prohibits an “interested stockholder” (which generally includes any person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)

the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender Agreements, for purposes of Section 203 of the DGCL.

Stockholder Approval Not Required.

Neither Stryker nor the Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Invuity as defined in Section 203 of the DGCL that would be subject to the supermajority vote requirements described in Section 203 of the DGCL. If the Offer is consummated, Stryker and the Purchaser do not anticipate seeking the approval of Invuity’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Purchaser consummates the Offer, the Merger Agreement contemplates that the parties may effect the closing of the Merger without a vote of the stockholders of Invuity in accordance with Section 251(h) of the DGCL.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Invuity’s views and assumptions regarding future events as of the time such statements are being made. Such forward-looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general economic, business and market conditions, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the Offer, as well as those described in cautionary statements contained elsewhere herein and in Invuity’s periodic reports filed with the SEC including the statements set forth under the heading “Risk Factors” set forth in Invuity’s most recent annual report on Form 10-K, as amended, and subsequent quarterly reports on Form 10-Q, and this Schedule 14D-9 and other documents filed by Invuity. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Invuity’s expectations as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC at the investor relations section of Invuity’s website at investors.invuity.com. While Invuity may elect to update any such forward-looking statements in the future, Invuity specifically disclaims any obligation to do so, even if expectations change, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

Invuity is subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Invuity is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Invuity. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows Invuity to “incorporate by reference” information into this Schedule 14D-9, which means that Invuity can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Invuity incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 5, 2018;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2018, filed on May 4, 2018, and the quarter ended June 30, 2018, filed on August 3, 2018;

•	Current Reports on Form 8-K filed on March 6, 2018, March 16, 2018, June 12, 2018 and September 11, 2018; and

•	Definitive Proxy Statement for Invuity’s 2018 Annual Meeting, filed on April 27, 2018.

Invuity also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Stryker Corporation with the SEC on September 24, 2018).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Stryker Corporation with the SEC on September 24, 2018).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Stryker Corporation with the SEC on September 24, 2018).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Stryker Corporation with the SEC on September 24, 2018).

(a)(2)*	Letter to stockholders of Invuity, Inc.

(a)(5)(A)	Press Release of Invuity, Inc., dated September 11, 2018 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Invuity, Inc. with the SEC on September 11, 2018).

(a)(5)(B)	Summary Advertisement as published in The New York Times on September 24, 2018 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Stryker Corporation with the SEC on September 24, 2018).

(a)(5)(C)*	Opinion of Moelis & Company LLC dated September 10, 2018 (included as Annex A to this Schedule 14D-9)

(a)(5)(D)	Form of letter sent to Invuity customers (incorporated by reference to the Schedule 14D-9 filed by Invuity, Inc. with the SEC on September 11, 2018).

(a)(5)(E)	Form of letter sent to Invuity employees (incorporated by reference to the Schedule 14D-9 filed by Invuity, Inc. with the SEC on September 11, 2018).

(e)(1)	Agreement and Plan of Merger, dated September 10, 2018, by and among Stryker Corporation, Accipiter Corp. and Invuity, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Invuity, Inc. with the SEC on September 11, 2018).

(e)(2)	Confidentiality Agreement, dated July 31, 2018, by and between Stryker Corporation and Invuity, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Stryker Corporation with the SEC on September 11, 2018).

(e)(3)*	Letter Agreement, dated August 8, 2018, by and between Stryker Corporation and Invuity, Inc.

(e)(4)*	Letter Agreement, dated September 7, 2018, by and between Stryker Corporation and Invuity, Inc.

(e)(5)	Form of Tender Agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Invuity, Inc. with the SEC on September 11, 2018).

(e)(6)	Employment Agreement, dated March 6, 2018, by and between Invuity, Inc. and Scott Flora (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Invuity, Inc. with the SEC on March 6, 2018).

(e)(7)	Executive Change of Control Agreement, dated May 10, 2016, by and between Invuity, Inc. and James Mackaness (incorporated by reference to Exhibit 10.17 to the Form 10-Q filed by Invuity, Inc. with the SEC on July 20, 2016).

(e)(8)	Executive Severance Agreement, dated May 10, 2016, by and between Invuity, Inc. and James Mackaness (incorporated by reference to Exhibit 10.17 to the Form 10-Q filed by Invuity, Inc. with the SEC on July 20, 2016).

(e)(9)*	Executive Change of Control Agreement, dated January 12, 2017, by and between Invuity, Inc. and Douglas Heigel.

Exhibit No.	Description

(e)(10)*	Executive Severance Agreement, dated January 12, 2017, by and between Invuity, Inc. and Douglas Heigel.

(e)(11)*	Executive Change of Control Agreement, dated June 24, 2016, by and between Invuity, Inc. and Steve Annen.

(e)(12)*	Executive Severance Agreement, dated June 24, 2016, by and between Invuity, Inc. and Steve Annen.

(e)(13)*	Executive Change of Control Agreement, dated May 1, 2018, by and between Invuity, Inc. and Hisham Shiblaq.

(e)(14)*	Amendment to Executive Change of Control Agreement, dated August 8, 2018, by and between Invuity, Inc. and Hisham Shiblaq.

(e)(15)*	Executive Severance Agreement, dated May 1, 2018, by and between Invuity, Inc. and Hisham Shiblaq.

(e)(16)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Form S-1filed by Invuity, Inc. with the SEC on June 1, 2015).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INVUITY, INC.

By:	/s/ Scott Flora
Name: Scott Flora
Title: Interim President and Chief Executive Officer

Dated: September 24, 2018

ANNEX A

399 PARK AVENUE 5TH FLOOR NEW YORK, NEW YORK 10022

September 10th, 2018

Board of Directors

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (“Company Common Stock”), of Invuity, Inc. (the “Company”) of the Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Acquiror (the “Parent”) and Merger Sub, a wholly owned subsidiary of the Parent. As more fully described in the Agreement, (i) Merger Sub will commence a tender offer to acquire all outstanding shares of Company Common Stock for $7.40 per share in cash (the “Merger Consideration”) and (ii) following the consummation of such tender offer, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (together with such tender offer, the “Transaction”) and each issued and outstanding share of Company Common Stock not previously acquired by Merger Sub in the tender offer will be cancelled and converted into the right to receive the Merger Consideration.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (v) considered the results of efforts by or on behalf of the Company, including by us at the Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (vi) reviewed the financial terms of certain other transactions that we deemed relevant; (vii) reviewed a draft, dated September 7, 2018, of the Agreement; (viii) participated in certain discussions and negotiations among representatives of the Company and the Parent and their advisors and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We have assumed, with your consent, that there will be no developments with respect to any of the foregoing that would affect our analyses or opinion. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any

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such evaluation or appraisal. With respect to outstanding litigation involving the Company and for which significant damages are alleged, you have instructed us to rely solely upon the judgment of the management of the Company and its counsel that the outcome of the litigation will not have a material effect on our analysis.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Merger Consideration from a financial point of view to the holders of Company Common Stock. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Parent. We, in the future, may provide investment banking and other services to the Parent and may receive compensation for such services.

This opinion is solely for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction and may not be disclosed to or relied upon by any stockholders or any other person. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Merger Consideration from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

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ANNEX B

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §

251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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